1875 K Street, N.W.
Washington, DC 20006

Tel: 202 303 1000
Fax: 202 303 2000

November 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “ETF Trust”)

(Securities Act File No. 333-179904

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 308

Ladies and Gentlemen:

On behalf of the ETF Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 308 (the “Amendment”) to the ETF Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the ETF Trust:

iShares Evolved U.S. Innovative Healthcare ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the ETF Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund is an actively managed fund that seeks to provide access to U.S. companies with innovative healthcare exposure, as classified using proprietary data science techniques.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in U.S. listed equity securities of large-, mid- and small-capitalization pharmaceutical and biotechnology companies, as defined by a proprietary classification system.

The classification process utilizes data analysis capabilities consisting, in part, of machine learning, natural language processing and clustering algorithms to create a new classification system based on a company’s related data (e.g., regulatory filings, quarterly earnings report).

The eligible universe of securities that are part of the classification process includes U.S. listed equities of large-, mid- and small-capitalization companies. Based on the data, a company is classified in one or more of the twelve defined sectors (each an “Evolved Sector”). The classification system allows for a company to be classified into multiple sectors rather than being assigned solely to a single sector, reflecting the multi-dimensional nature of these companies. Sector constituents are expected to evolve dynamically over time to reflect changing business models.

The Fund will hold equity securities of those companies that fall into the Innovative Healthcare Evolved Sector, which have similar drivers to companies traditionally defined as pharmaceutical and biotechnology companies. The Fund may also invest in other securities, including but not limited to, cash and cash equivalents, including shares of money market funds advised by Blackrock Fund Advisors or its affiliates.

The Fund does not seek to replicate the performance of a specified index.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous filings prepared by an affiliated entity of the ETF Trust, iShares Trust (File No. 333-92935), in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,770, filed by iShares Trust pursuant to Rule 485(a)(2) on June 26, 2017, relating to iShares High Yield Low Beta ETF (“PEA 1,770”), which became effective on September 11, 2017.

(3) Prior Filings with Similar Disclosure

Though the Fund will be pursuing an actively managed strategy, much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust, on behalf of passive ETFs, and reviewed by the Staff. In particular, we invite your attention to PEA 1,770.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes When Shares are Sold,” “Shareholder Information – Costs Associated with Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Brokerage Transactions,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Additional Information Concerning the Trust – Distribution of Shares,” “Creation and Redemption of Creation Units – Cash Purchase Method,” “Creation and Redemption of Creation Units – Procedures for Creation of Creation Units,” “Creation and Redemption of Creation Units – Role of the Authorized Participant,” “Creation and Redemption of Creation Units – Purchase Orders,” “Creation and Redemption of Creation Units – Timing of Submission of Purchase Orders,” “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units,” “Creation and Redemption of Creation Units – Costs Associated with Creation Transactions,” “Creation and Redemption of Creation Unit – Cash Redemption Method,” “Creation and Redemption of Creation Units – Taxation on Creations and Redemptions of Creation Units,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the ETF Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Patrick Ekeruo, Esq.

Joel Whipple

Michael Gung

Nicole Hwang

George Rafal

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).